Mail Stop 3561

January 14, 2009

Charles Bell
President and Chief Executive Officer
International Energy, Inc.
1200 G Street NW
Suite 800
Washington, D.C. 20005

> **Re:** **International Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 31, 2008**
> **File No. 333-151828**

Dear Mr. Cooper:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment one of our letter dated July 17, 2008 and your indication that you do not have any class of securities registered pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act of 1934. In this regard, please advise us the basis for quotation of your common stock on the OTC Bulletin Board considering the issuer of eligible securities must be, among other things, required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.

Security Ownership of Certain Beneficial Owners and Management, page 38

2. Please revise to disclose the shares beneficially owned by Whalehaven Capital Fund Limited because, based upon the disclosure that appears on page 42, they hold in excess of 5% of your common stock.

3. We note that the amount held by 1420525 Alberta Ltd. has fallen from 23,379,167 shares to 16,379,167 shares since the original Form S-1 was filed on June 23, 2008. This shareholder beneficially owns greater than 5% of your common stock. However, our records indicate that this shareholder has not filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1 with respect to the ownership of these shares nor does it appear that Mr. Rayat has fulfilled his reporting obligations under Section 16 of the Exchange Act of 1934, as applicable. Please advise.

Item 17. Undertakings, page II-3

4. We note your response to prior comment five of our letter dated July 17, 2008, however, it appears that you have deleted entirely the undertaking contained at Item 512(h) of Regulation S-K. Please revise to insert this undertaking.

Index to Exhibits

5. We note that you provide a Power of Attorney following your Signature page. Please list it here. Refer to Item 601(b)(24) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Sierchio, Esq.
        Sierchio Greco & Greco, LLP
        Facsimile No. (212) 486-0208